www.excellonresources.com

EXCELLON REPORTS 2019 ANNUAL MEETING RESULTS

Toronto, Ontario – May 10, 2019 – Excellon Resources Inc. (TSX:EXN; OTC:EXLLF) (“Excellon” or the “Company”) is pleased to report that shareholders voted in favour of all items of business, including the election of directors at the 2019 Annual Meeting held on May 9, 2019. Detailed results from the election of directors are set out below:

Director	Votes For	% For	Votes Withheld	% Withheld
André Fortier	27,952,409	99.40%	168,349	0.60%
Alan McFarland	27,952,965	99.40%	167,793	0.60%
Brendan Cahill	27,826,275	98.95%	294,483	1.05%
Jacques McMullen	27,967,775	99.46%	152,983	0.54%
Daniella Dimitrov	27,961,259	99.43%	159,499	0.57%
Laurie Curtis	27,809,599	98.89%	311,159	1.11%
Andrew Farncomb	27,969,775	99.46%	150,983	0.54%
Oliver Fernàndez	25,635,798	91.16%	2,484,960	8.84%

Complete voting results are available on SEDAR at www.sedar.com.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Nisha Hasan, Vice President Investor Relations
(416) 364-1130
info@excellonresources.com
www.excellonresources.com